BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2011 ANNUAL REPORT ON FORM 20-F

Medellín, Colombia, April 18, 2012

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be downloaded from the SEC website at:

http://www.sec.gov/Archives/edgar/data/1071371/000114420412022362/0001144204-12-022362-index.htm

Also can be downloaded from Bancolombia's website at www.grupobancolombia.com.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837